FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.

(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

RELEVANT INFORMATION

Promotora de Informaciones, SA (PRISA) announces the following relevant information, complementary to that announced on 2 December (Registration No. 134087 Spanish Securities and Exchange Commission -“Comisión Nacional del Mercado de Valores” or CNMV-), under the provisions of art. 82 of the Spanish Securities Exchange Act (“Ley del Mercado de Valores”).

In relation to the capital increase agreement by issuing 241,049,050 ordinary shares, by monetary contribution and having first refusal rights, implemented through warrants (the Warrants of PRISA), adopted by the Extraordinary General Shareholders Meeting of PRISA held on November 27, 2010 (stock sheet -“nota de valores”- Registration No. 9823 of the CNMV), it is announced that the Warrants of PRISA shall trade on the Spanish Stock Warrants platform, beginning tomorrow Wednesday, December 8.

The exact number of Warrants of PRISA to award is 241,043,628, once the appropriate adjustments and peaks discount have been made. The characteristics of the Warrants of PRISA are:

• Underlying: PRISA shares
• Exercise Price and Currency: EUR 2
• Issue Date: December 1, 2010
• Date: June 5, 2014
• Ratio: 1
• Minimum Exercise: 1
• Code ISIN: ES0671743005

To ensure the liquidity of the Warrants of PRISA, the Company has signed a Specialist Contract -“Contrato de Especialista”- (or the Liquidity Agent -“Agente de Liquidez“-) with the entity Santander Investment Bolsa Sociedad de Valores SA (The Specialist).

Specialist Contract runs for six months, renewable for similar periods of time. The Specialist will promote the liquidity of the issue of the Warrants of PRISA and promote their dissemination and the price maker process, committing to quote, in normal market circumstances, purchase and sales prices, according to the parameters specified by the Operational Instruction (“Instrucción Operativa”) of the Madrid Stock Exchange. The Specialist shall establish a time window of thirty minutes a day (from 17:00 to 17:30 hours, Madrid time) during which the published positions of buying and selling, the latter subject to the availability of warrants by the Specialist. The positions of buying and selling will never be less than 1,000 warrants or 1,000 EUR. The Specialist may ask the Supervision Commission (“Comisión de Supervisión”) for temporary waiver of its performance, when high volatility situations or when the Specialist had accumulated a buyer or seller balance of more than 200,000 EUR during the session, until the situation has normalized or the balance has been reduced this amount.

Madrid, December 7, 2010

Free translation from the original in Spanish language

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

December 8, 2010                                                       By: /s/ Iñigo Dago Elorza

Name: Iñigo Dago Elorza

Title: Chief Legal Officer and Secretary of the Board of Directors